                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                FRED MEYER, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   592907-10-9
                                 (CUSIP Number)


                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 6, 1999
             (Date of Event which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 27 Pages)

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 2 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         THE YUCAIPA COMPANIES
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     4,377,743
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 2,930,889
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 4,377,743
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 2,930,889
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,308,632
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 3 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA ARIZONA PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     355,877
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 355,877
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         355,877
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                 PAGE 4 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     391,109
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 391,109
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         391,109
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                 PAGE 5 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS II, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     177,940
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 177,940
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         177,940
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                 PAGE 6 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SSV PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     1,699,887
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 1,699,887
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,699,887
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 7 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         F4L EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     2,352,925
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 2,352,925
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,352,925
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 8 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         FFL PARTNERS
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     226,358
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 226,358
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         226,358
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 9 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         RONALD W. BURKLE FOUNDATION
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     66,390
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 66,390
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         66,390
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 10 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA CAPITAL FUND
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     335,711
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 79,718
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 335,711
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 79,718
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         415,429
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 11 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA/F4L PARTNERS
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     79,718
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 79,718
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         79,718
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 12 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         RONALD W. BURKLE
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         US
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     827,320
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 13,636,658
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 827,320
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 13,636,658
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,463,978
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                               PAGE 13 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         GNHT 1, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     1,071,900
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 1,071,900
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,071,900
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 14 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         GNHT 2, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     714,600
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 714,600
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         714,600
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                               PAGE 15 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         GNHT 3, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     714,600
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 714,600
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         714,600
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                               PAGE 16 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         GNHT 4, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     714,600
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 714,600
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         714,600
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                               PAGE 17 OF 27
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         GNHT 5, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     357,300
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 357,300
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         357,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by The Yucaipa Companies, a California general partnership ("Yucaipa"), Yucaipa Arizona Partners, L.P., a California limited partnership ("Arizona Partners"), Yucaipa Smitty's Partners, L.P., a California limited partnership ("Smitty's Partners"), Yucaipa Smitty's Partners II, L.P., a California limited partnership ("Smitty's Partners II"), Yucaipa SSV Partners, L.P., a California limited partnership ("SSV Partners"), F4L Equity Partners, L.P., a California limited partnership ("F4L Equity Partners"), FFL Partners, a California general partnership ("FFL Partners"), Yucaipa Capital Fund, a California limited partnership ("Yucaipa Capital Fund"), Yucaipa/F4L Partners, a California general partnership ("Yucaipa/F4L Partners"), and Ronald W. Burkle (collectively, the "Original Reporting Persons"), GNHT 1, LLC, GNHT 2, LLC, GNHT 3, LLC, GNHT 4, LLC and GNHT 5, LLC, each of which is a Delaware limited liability company (collectively, the "LLCs") and Ronald W. Burkle Foundation, a California non-profit corporation ("Foundation" and, together with the LLCs, the "New Reporting Persons"). The Original Reporting Persons and the New Reporting Persons are referred to collectively herein as the "Reporting Persons." This Amendment No. 4 amends the Statement on Schedule 13D dated September 9, 1997 filed with the Securities and Exchange Commission (the "Commission") on September 19, 1997, Amendment No. 1 thereto dated November 6, 1997 filed with the Commission on November 17, 1997, Amendment No. 2 thereto dated March 10, 1998 filed with the Commission on March 20, 1998 and Amendment No. 3 thereto dated October 18, 1998 filed with the Commission on November 2, 1998 (the "Statement") by the Original Reporting Persons relating to the common stock, par value $.01 per share (the "Common Stock"), of Fred Meyer, Inc., a Delaware corporation ("Fred Meyer" or the "Company"), which has its principal executive offices located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202. This Amendment No. 4 reflects certain transactions that have been effected by certain of the Reporting Persons in respect of the Fred Meyer Common Stock, the deletion of Fred Meyer/Smith's Foundation as a Reporting Person, and the addition of the New Reporting Persons. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2. Identity and Background.

      The response to Item 2 is amended as follows:

      Item 2(a) is restated in its entirety as follows:

      (a) This statement is being filed jointly by the Reporting Persons. Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari,


                                (Page 18 of 27)

Darren W. Karst and Ira L. Tochner are the general partners of Yucaipa. Ronald
W. Burkle, Yucaipa Capital Advisors, Inc., a California corporation ("Yucaipa Capital Advisors"), and George G. Golleher are the sole general partners of F4L Equity Partners. Ronald W. Burkle is the sole executive officer, director and controlling stockholder of Yucaipa Capital Advisors. Ronald W. Burkle, Joe Burkle, Richard d'Abo, David Gammon, Greg Gammon, Larry Larkin, Rex H. Lewis, Harold McIntire, Douglas L. McKenzie, Michael Saltman, Charles Smith, Darrel Willoughby, Yucaipa Capital Partners, L.P., Yucaipa and Yucaipa Auto Partners, L.P. are the sole general partners of FFL Partners. Ronald W. Burkle is the sole general partner of each of Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. Yucaipa Capital Advisors is the sole general partner of Yucaipa Capital Fund. Yucaipa Capital Fund and Yucaipa are the sole partners of Yucaipa/F4L Partners. Ronald W. Burkle and Kenneth J. Abdalla are the Chairman of the Board and President, and the Secretary and Treasurer, respectively, and each is a director, of the Foundation. Ronald W. Burkle is the Operating Manager of the LLCs.

      Item 2(b) is restated in its entirety as follows:

      (b) The address of the principal business and principal office of Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Foundation, Yucaipa Capital Fund, Yucaipa/F4L Partners, Yucaipa Capital Advisors, Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. is c/o The Yucaipa Companies, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence
K. Kalantari, Darren W. Karst and Ira L. Tochner is c/o The Yucaipa Companies, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of each of George G. Golleher, Harold McIntire and Darrel Willoughby is c/o Ralphs Grocery Company, 1100 West Artesia Boulevard, Compton, California 90220. The business address of each of Joe Burkle and David Gammon is c/o Falley's, Inc., 3120 S. Kansas Avenue, Topeka, Kansas 66611. The business address of Richard d'Abo is c/o Creative Cafe Wilshire, 640 San Vicente Boulevard, Suite 70, Los Angeles, California 90048. The business address of Greg Gammon is 15751 Golden Spur, Riverside, California 92504. The business address of Larry Larkin is c/o Larkin Properties, 1700 E. Desert Inn Road, Suite 405, Las Vegas, Nevada 89109. The business address of Rex H. Lewis is c/o Avante Homes, 2325 A Renaissance Drive, Las Vegas, Nevada 89119. The business address of Douglas L. McKenzie is c/o Big Sur Bottled Water, 21875 Rosehart Way, Salinas, California 93921. The business address of Michael Saltman is c/o The Vista Group, 2295 A Renaissance Drive, Las Vegas, Nevada 89119. The address of Charles Smith is 3527 Copper Kettle Way, Orange, California 92867. The business address of Kenneth J. Abdalla is c/o Waterton Management LLC, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067.


                                (Page 19 of 27)

The address of the principal business and the principal office of each LLC is 10000 Santa Monica Boulevard, Fourth Floor, Los Angeles, California 90067.

      Item 2(c) is restated in its entirety as follows:

      The principal business of Yucaipa is acquiring, investing in and/or managing supermarket and other companies. The principal business of Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa FFL Partners is investing in the Common Stock. The present principal occupation or employment of each of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick
L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner is as a principal of The Yucaipa Companies LLC, a private investment group specializing in supermarket companies and an affiliate of Yucaipa ("Yucaipa LLC"), the address of which is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The principal business of each of Yucaipa Capital Advisors and Yucaipa Capital Partners, L.P. is to own an interest in and manage certain entities which invest in the Common Stock. The principal business of Yucaipa Auto Partners, L.P. is to own an interest in and manage certain assets, including entities which invest in the Common Stock. The present principal occupation or employment of George G. Golleher and Harold McIntire is as the President and Chief Operating Officer of Fred Meyer and the President of the Food 4 Less Division of Ralphs Grocery Company, a Delaware corporation, respectively. The present principal occupation or employment of David Gammon is as Assistant to the President of Falley's, Inc. Joe Burkle is retired. The present principal occupation or employment of Richard d'Abo is in the operations of a post-production film company. The present principal occupation or employment of Greg Gammon is as a salesman. Larry Larkin and Charles Smith are retired. The present principal occupation or employment of Rex H. Lewis and Michael Saltman is as a developer. The present principal occupation or employment of Douglas L. McKenzie is as the President of Big Sur Bottled Water. The present principal occupation or employment of Darrel Willoughby is as a construction manager. The present principal occupation of Kenneth J. Abdalla is as managing member of Waterton Management, LLC, a private investment firm. The principal purpose of Foundation is as a not-for-profit charitable organization. The principal business of each LLC is to invest in the Fred Meyer Common Stock.

      Item 2(d) is restated in its entirety as follows:

      None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).


                                 Page 20 of 27)

      Item 2(e) is restated in its entirety as follows:

      None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 2(f) is restated in its entirety as follows:

      To the Reporting Persons' knowledge, each of the individuals referred to in paragraph (a) above, other than Richard d'Abo is a United States citizen. To the Reporting Persons' knowledge, Richard d'Abo is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

      There is no change to the information previously reported under Item 3.

Item 4. Purpose of Transaction.

      There is no change to the information previously reported under Item 4.

Item 5. Interest in Securities of the Issuer.

      The response to Item 5 is amended as follows:

      Item 5(a) is restated in its entirety as follows:

      (a) Arizona Partners owns 355,877 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of January 6,
1999); Smitty's Partners owns 391,109 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of January 6,
1999); Smitty's Partners II owns 177,940 shares of Common Stock (approximately 0.1% of the total number of outstanding shares of Common Stock as of January 6,
1999); SSV Partners owns 1,699,887 shares of Common Stock (approximately 1.1% of the total number of outstanding shares of Common Stock as of January 6, 1999); Yucaipa owns 508,377 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of January 6, 1999) and is the record holder of a currently exercisable warrant entitling it to purchase up to 3,869,366 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Section 13d-3(d)(1) of the Act; F4L Equity Partners owns 2,352,925 shares of Common Stock (approximately 1.5% of the total number of outstanding shares of Common Stock as of January 6, 1999); FFL Partners owns 226,358


                                (Page 21 of 27)
shares of Common Stock (approximately 0.1% of the total number of outstanding shares of Common Stock as of January 6, 1999); Foundation owns 66,390 shares of Common Stock (less than 0.1% of the total number of outstanding shares of Common Stock as of January 6, 1999); Yucaipa Capital Fund owns 335,711 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of January 6, 1999); Yucaipa/F4L Partners owns 79,718 shares of Common Stock (approximately 0.1% of the total number of outstanding shares of Common Stock as of January 6, 1999); Ronald W. Burkle owns 827,320 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of January 6, 1999); GNHT 1, LLC owns 1,071,900 shares of Common Stock (approximately 0.7% of the total number of outstanding shares of Common Stock as of January 6, 1999); GNHT 2, LLC owns 714,600 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of January 6, 1999); GNHT 3, LLC owns 714,600 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of January 6, 1999); GNHT 4, LLC owns 714,600 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of January 6, 1999); and GNHT 5, LLC owns 357,300 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of January 6, 1999).

      Item 5(b) is restated in its entirety as follows:

      Each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners, acting through their sole general partner, Yucaipa, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. As a result, Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Each of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner as a general partner of Yucaipa, may be deemed to beneficially own the shares of Common Stock beneficially owned by Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners, but disclaims any such ownership (except to the extent of such individual's pecuniary interest therein), and the filing of this statement shall not be construed as an admission that any of Messrs. Burkle, Bernstein, Graham, Kalantari, Karst or Tochner or Ms. Figel is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities. Each of F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa/F4L Partners, acting through its respective general partner(s), has the sole power to vote or direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by them. In addition, (i) Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by FFL Partners and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest


                                (Page 22 of 27)
therein), (ii) Yucaipa Capital Fund may be deemed to beneficially own the shares of Common Stock directly owned by Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest therein), (iii) each of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner as a general partner of Yucaipa, may be deemed to beneficially own the shares of Common Stock directly owned by FFL Partners and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of such individual's pecuniary interest therein), and the filing of this statement shall not be construed as an admission that any of Messrs. Burkle, Bernstein, Graham, Kalantari, Karst or Tochner or Ms. Figel is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities, and (iv) Ronald W. Burkle may be deemed to beneficially own the shares of Common Stock directly owned by F4L Equity Partners, FFL Partners, Yucaipa Capital Fund, Yucaipa/F4L Partners, Foundation and each of the LLCs, but disclaims any such ownership (except to the extent of his pecuniary interest therein). Ronald W. Burkle has the sole power to vote or direct the vote, and to dispose or to direct the disposition, of shares of Common Stock beneficially held by him. Foundation, acting through its board of directors, has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the shares of Common Stock beneficially owned by it. Each LLC, acting through its operating manager Ronald W. Burkle, has the sole power to vote or direct the vote, and to dispose or to direct the disposition, of shares of Common Stock beneficially held by it.

      Item 5(c) is restated in its entirety as follows:

      (c) Except as described in Item 6 below, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days, except that on December 31, 1998, Yucaipa donated a total of 102,906 shares to certain charitable organizations (including 66,390 shares transferred to Foundation), and SSV Partners transferred 200 shares to a charitable organization.

      Item 5(e) is restated in its entirety as follows:

      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is amended to incorporate the following:

      On January 5, 1999, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, Yucaipa, F4L Equity Partners and FFL Partners (collectively, the "Participating Partnerships") contributed 218,645 shares, 240,291 shares, 109,324 shares, 1,044,507 shares, 375,562 shares, 1,445,600 shares and 139,071 shares, respectively, of Common Stock to the LLCs in exchange for pro rata interests as non-managing members of each of the LLCs. On the same date, each LLC entered into a Purchase Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill


                                (Page 23 of 27)

Lynch") pursuant to which, on January 6, 1999, Merrill Lynch purchased from each LLC certain debt securities known as Provisionally Redeemable Income Debt Exchangeable for Stock(SM) ("PRIDES") due February 28, 2002. The amount payable by the LLCs to Merrill Lynch or any subsequent holder of the PRIDES upon maturity thereof is determined based on the market value of the Common Stock at such time, and is payable in cash or shares of Common Stock at the option of each LLC. The maximum number of shares deliverable (or the amount of cash payable) upon maturity of the PRIDES by the LLCs in the aggregate is the 3,573,000 shares (or the fair market value thereof) contributed by the Participating Partnerships to the LLCs. If, upon maturity of the PRIDES, the fair market value of the Common Stock is greater than $55.50, the number of shares deliverable (or the amount of cash payable) upon maturity of the PRIDES is reduced pursuant to a formula contained therein.

      The PRIDES contain numerous covenants, including without limitation anti-dilution provisions that adjust the nature and amount of consideration payable at maturity based on any dividend or distribution, stock split, reclassification, merger, reorganization or certain other events that affect the Common Stock prior to maturity; restrictions on the LLCs' ability to incur debt, dispose of assets, engage in transactions with affiliates or take other actions aside from the issuance and performance of the PRIDES and the ownership of the Common Stock; customary events of default and acceleration provisions; and rights of redemption upon certain extraordinary events.

      The PRIDES will continue in place following the expected consummation of the transactions contemplated by the Fred Meyer-Kroger Merger Agreement (described in Amendment No. 3 to the Statement), and thereupon the stock of Kroger acquired by the LLCs will be substituted for the Fred Meyer Common Stock under the PRIDES.

      The Purchase Agreements executed by the LLCs pursuant to which the PRIDES were issued contain numerous representations, warranties and covenants by the LLCs. In addition, pursuant to undertakings delivered by Ronald W. Burkle and each LLC and Participating Partnership, upon issuance of the PRIDES, such parties agreed for the benefit of Merrill Lynch not to effect sales or other dispositions of the Common Stock for a period of 90 days from January 5, 1999, and to limit such sales for a period of 22 trading prior to maturity of the PRIDES.

      The obligations of each LLC under the PRIDES are secured by a pledge of the Common Stock owned by each LLC pursuant to a Security and Pledge Agreement between each such LLC and Merrill Lynch. The Security and Pledge Agreement also contains customary events of default and acceleration provisions.

      The foregoing summary of the Purchase Agreements and the PRIDES is qualified in its entirety by reference to the form of Purchase Agreement and PRIDES certificate which is attached


                                (Page 24 of 27)
hereto as an exhibit and incorporated herein by reference. Only the Purchase Agreement and PRIDES certificate executed by GNHT 1, LLC is filed herewith, because the Purchase Agreements and PRIDES certificates executed by each other LLC were identical except for the number of shares of Common Stock subject to each: GNHT 1, LLC issued 1,071,900 PRIDES covering a maximum of 1,071,900 shares of Common Stock; GNHT 2, LLC, GNHT 3, LLC and GNHT 4, LLC each issued 714,600 PRIDES covering a maximum of 714,600 shares of Common Stock each; and GNHT 5, LLC issued 357,300 PRIDES covering a maximum of 357,300 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1  Form of Purchase Agreement, dated as of January 5, 1999, by
                    GNHT 1, LLC and Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated

      Exhibit 99.2  Form of PRIDES Certificate issued by GNHT 1, LLC

      Exhibit 99.3  Joint Filing Agreement


                                (Page 25 of 27)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1999          Yucaipa Arizona Partners, L.P.
                                  Yucaipa Smitty's Partners, L.P.
                                  Yucaipa Smitty's Partners II, L.P.
                                  Yucaipa SSV Partners, L.P.
                                  FFL Partners
                                  Yucaipa/F4L Partners

                                  By: The Yucaipa Companies
                                  Its General Partner


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: General Partner




Dated:  January 15, 1999          The Yucaipa Companies


                                  By:   /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: General Partner



Dated:  January 15, 1999          F4L Equity Partners, L.P.
                                  Yucaipa Capital Fund

                                  By:  Yucaipa Capital Advisors, Inc.
                                  Its General Partner


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: President



Dated:  January 15, 1999          Ronald W. Burkle Foundation


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: Chairman of the Board

Dated:  January 15, 1999          GNHT 1, LLC
                                  GNHT 2, LLC
                                  GNHT 3, LLC
                                  GNHT 4, LLC
                                  GNHT 5, LLC


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: Operating Manager


                                (Page 26 of 27)

Dated:  January 15, 1999

                                      /s/ Ronald W. Burkle
                                      ------------------------------------------
                                      Ronald W. Burkle


                                (Page 27 of 27)

                                 EXHIBIT INDEX


Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1  Form of Purchase Agreement, dated as of January 5, 1999, by
                    GNHT 1, LLC and Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated

      Exhibit 99.2  Form of PRIDES Certificate issued by GNHT 1, LLC

      Exhibit 99.3  Joint Filing Agreement